Nasdaq Regulation



Arnold Golub
Vice President
Office of General Counsel

May 5, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 29, 2026, The Nasdaq Stock Market (the "Exchange") received from DFA Investment Dimensions Group Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Shares of common stock, par value of one cent ($0.01)

U.S. Small Cap Growth Portfolio: ETF Class Shares

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,